Exhibit 99.111

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION,
DISTRIBUTION OR DISSEMINATION DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART,
IN OR INTO THE UNITED STATES

Skeena Resources Closes C$46.0 Million Common Share Public Offering

Vancouver, BC (November 17, 2020) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce that it has closed its previously announced overnight marketed public offering (the “Offering”). Pursuant to the Offering, Skeena issued 19,574,468 common shares of the Company (the “Common Shares”), including 2,553,191 Common Shares issued in connection with the exercise in full of the over-allotment option granted to the Underwriters (as defined below) in connection with the Offering, at a price of C$2.35 per Common Share for gross proceeds of C$46.0 million.

The Offering was completed through a syndicate of underwriters co-led by Raymond James Ltd. and Canaccord Genuity Corp., and including Clarus Securities Inc., Sprott Capital Partners and RBC Capital Markets (collectively the “Underwriters”).

The Common Shares were offered pursuant to a final prospectus supplement dated November 11, 2020 to the Company’s short form base shelf prospectus dated November 4, 2020. The Common Shares were offered in each of the provinces of Canada, except Québec. The Common Shares were sold to U.S. buyers on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended, and other jurisdictions outside of Canada provided that no prospectus filing or comparable obligation arises.

The net proceeds of the Offering will be used by the Company to fund exploration and development activities at the Eskay Creek Project and Snip Gold Project, and for general administrative and corporate purposes.

Agentis Capital Mining Partners, Jett Capital Advisors, and Tectonic Advisory Partners have acted has financial advisors to the Company.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Skeena

Skeena Resources Limited is a junior mining company focused on developing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Prefeasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. In this new release, forward-looking statements relate to, among other things: the use of the net proceeds therefrom; anticipated advancement of the Eskay Creek Project and the Snip Project; and future exploration and development plans of Skeena.

Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.